**Nicholas A. Olivero** is the Producer and Creative Director of *The Speakeasy*. He is also founding Artistic Director of Boxcar Theatre, which he has led continuously since 2005. With Boxcar, Mr. Olivero has produced more than sixty productions, and has won numerous awards. His noteworthy hits with Boxcar include *Where the Sidewalk Ends* (2009), *Rent Boy Ave.* (2009), *Little Shop of Horrors* (2011), and *Hedwig and the Angry Inch* (2012-13). Mr. Olivero previously served as the Managing Director of Imagination Players in Berkeley, and co-founded Handful Players in San Francisco which provided after-school arts programming for under- served students. He taught drama for four years at San Francisco Day School, and from 2003-2005 served as Audience Services Manager at Magic Theatre. Prior to his arrival in the Bay Area, Mr. Olivero helped to found the acting companies No-Pulpology in Chicago and Neo- Pretentia in Santa Fe. Mr. Olivero has extensive experience producing site-specific and immersive theatre. He has staged productions in such non-traditional settings as a moving bus, private living rooms, a furniture store, Baker Beach, several Bay Area museums, and a variety of outdoor public spaces. As a scenic designer, he has created a wide variety of unique and interactive sets for Boxcar productions, as well as for Berkeley Playhouse, Crowded Fire Theater, and other Bay Area companies. One of his noteworthy designs required trucking in two-and-a-half tons of sand for his 2006 production of the play *Zen* at the Magic Theatre. His career as an actor also includes five years as a company member of Killing My Lobster, and work with Berkeley Repertory Theatre, California Shakespeare Theatre, Shotgun Players, Crowded Fire Theater, Berkeley Playhouse, San Francisco Shakespeare Festival, Shakespeare on the Green, and Santa Fe Shakespeare. Mr. Olivero holds a Bachelors of Arts in Acting & Directing from DePaul University, where he graduated with honors.